Locafy

Non Deal Roadshow Presentation
July 27, 2022

Nasdaq: LCFY



Get found locally faster…

DISCLAIMER

Notice to Investors

This presentation does not constitute a prospectus, and should under no circumstances be understood as an offer to sell or solicitation of an offer to buy securities, nor will there be any sale of securities, in any state, province of jurisdiction in which such offer, solicitation or sale would be unlawful. This presentation also contains estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information. An investment in the securities is subject to a number of risks that should be considered by a prospective purchaser before purchasing securities.

You should not treat the contents of this presentation, or any information provided in connection with it, as financial advice, financial product advice or advice relating to legal, taxation or investment matters. No representation or warranty (whether express or implied) is made by the Company or any of its officers, advisers, agents or employees as to the accuracy, completeness or reasonableness of the information, statements, opinions or matters (express or implied) arising out of, contained in or derived from this presentation or provided in connection with it, or any omission from this presentation, nor as to the attainability of any estimates, forecasts or projections set out in this presentation. This presentation is provided expressly on the basis that you will carry out your own independent inquiries into the matters contained in the presentation and make your own independent decisions about the affairs, financial position or prospects of the Company.

Statements contained herein are made as of the date of this presentation unless stated otherwise, and neither this presentation, nor any sale of securities, shall under any circumstances create an implication that the information contained herein is correct as of any time after such date or that information will be updated or revised to reflect information that subsequently becomes available or changes occurring after the date hereof. The Company reserves the right to update, amend or supplement the information at any time in its absolute discretion (without incurring any obligation to do so)
.

The preliminary financial information for the financial year ended June 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Australian Disclosure

Neither the Company, nor its related bodies corporate, officers, their advisers, agents and employees accept any responsibility or liability to you or to any other person or entity arising out of this presentation including pursuant to the general law (whether for negligence, under statute or otherwise), or under the Australian Securities and Investments Commission Act 2001, Corporations Act 2001, Competition and consumer Act 2010 or any corresponding provision of any Australian state or territory legislation (or the law of any similar legislation in any other jurisdiction), or similar provision under any applicable law. Any such responsibility or liability is, to the maximum extent permitted by law, expressly disclaimed and excluded. Nothing in this material should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities. It does not include all available information and should not be used in isolation as a basis to invest in the Company.

Forward-Looking Statements

The information in this presentation includes “forward-looking statements”. Forward-looking statements can often be identified by the use of terminology such as “subject to”, “believe”, “anticipate”, “plan”, “expect”, “intend”, “estimate’, “project”, “may”, “will”, “should”, “would”, “could”, “can”, the negatives thereof, variations thereon and similar expressions, or by discussions of strategy. In addition, any statement or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

The forward-looking statements are based on current expectations, assumptions, and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been assumed or anticipated. These forward-looking statements are subject to a number of risks and uncertainties (some of which are beyond our control) that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.


Locafy

Locafy is revolutionizing the US$700B search industry helping businesses find their customers, faster.

https://www.thebusinessresearchcompany.com/report/web-content-search-portals-seo-services-and-social-media-market

A LOCAL SEARCH PRESENCE IS CRITICAL FOR BUSINESS OWNERS TO FIND CUSTOMERS

"Searches for "open now near me" have grown globally by over 400% YOY."

Businesses need to be on PAGE ONE of local search or they become invisible to 99% of their SEO customers.

It traditionally takes many months and thousands of dollars for businesses to build a local SEO presence.

SEO is manually hard to scale, cannot be centrally managed, and search platforms make changes often to their algorithms.

Search Engine Land - open now near me search up 400% YOY

https://backlinko.com/google-user-behavior

LOCAFY IS...

Simple to use	Rapid results	Cost efficient
Scalable	Automated	Optimal performance

Offering an automated SEO technology that provides a faster, better, and more scalable solution, that generates rapid results for customers.


Locafy

OUR TECHNICAL ADVANTAGE

Locafy's Technology is:

- Centrally managed, easily maintained
- A white labelled, capable solution
- Supported by an expert service team
- Scalable across multiple business locations
- Automatically optimized for all search engines
- Easy to use with dashboard displaying metrics that matter
- Integrated into programmatic/MarTech stacks
- Voice search enabled



SCALABE
SPEED
SYNCHRONIZED
SCHEMA
SEAMLESS
SPEAKABLE
S
SECURITY
STRUCUTRE

AUTOMATED FEATURES

INCREASING SEARCH VISIBILITY FOR CUSTOMERS LOCALLY.



Plumber near me
Plumbing
Hot water repairs
Blocked Drains
Burst Pipe
Clogged Toilet
Leaky Tap
Cracked Pipes



North Melbourne
Carlton
Fitzroy
Collingwood
West Melbourne
East Melbourne
Docklands
South Bank
South Melbourne



Trinity College
Melbourne University Sport
Cinema Nova
Melbourne Central
Parliament
Melbourne Speed Dating & Singles Events
Flagstaff

We recommend **Relevant,** high value keywords for each individual business

We target consumers in the immediate **Proximity** of business location with pinpoint accuracy

We increase **Prominence** in search results when consumers search for products "near me"

LOCAFY GETS BUSINESSES FOUND TWICE IN SEARCH

Locafy gets you to the top

Locafy Proximity Network generates fast-loading landing pages that mirror the look of business websites, and feature relevant keywords. Locafy's landing pages are fast to deploy and generate instant boosts in SEO rankings.

Locafy doubles up

Locafy Proximity Booster algorithmically improves ranking of local business listings, which instantly optimizes its search standing. Businesses with increased search presence receive more local customers searching for their products and services in their immediate vicinity.



Emergency Plumber Woodland View
All
Maps
Shopping
Images
News
More
Tools
About 5,710,000 results (0.45 seconds)
Plumber
Rating
Hours
Sort by
Toad's Plumbing
5.0 ★★★★★ (10) · Plumber
+1 360-869-0209
Closed · Opens 8AM Wed
Provides: Emergency Work
Website
Wooten Knockout Plumbing
4.9 ★★★★★ (137) · Plumber
Tulsa, OK, United States · +1 918-367-8887
Open 24 hours
Provides: Emergency Plumber & Repairs
Website
Directions
Rooter Hero Plumbing of San Fernando Val...
4.8 ★★★★★ (423) · Plumber
Chatsworth, CA, United States · +1 818-322-0624
Open 24 hours
Provides: Urgent Plumbing
Website
Directions
Seattle
WASHINGTON
OREGON
Rooter Hero Plumbing of San Fernando Valley
More businesses
https://local.wootenknockoutplumbing.com › oklahoma
Emergency plumber - Woodland View, OK
Our plumbers offer comprehensive services, including drain cleaning, water heater repair and installation, and more. When you hire us for any plumbing service, ...
https://rooterhero.com › plumber-woodland-ca-plumbi...
24-Hour Emergency Plumbers in Woodland, CA
At Rooter Hero Plumbing, we offer premium commercial plumbing and residential plumbing service in Woodland, California and nearby areas. From leak detection and ...
★★★★★ Rating: 4.8 · 6,584 votes · USD 77.00 to USD 99.00

CORE PRODUCT
PROXIMITY NETWORK

Locafy's "Proximity Network" generates fast-loading landing pages that mirror the look of the business' website.

These landing page networks feature relevant keywords that are optimized to specific location/neighborhoods which signal a local presence in that area.


Home About Us Services Contact Us
Regain your freedom.
Custom accessibility solutions allow you to live barrier-free in your home.
Start Your Accessibility Plan →
Locafy Landing Page
Lifts, Ramps, and More for Your Home
Home Our Solutions Portfolio Contact Us
Regain your freedom.
Custom accessibility solutions allow you to live barrier-free in your home.
Start Your Accessibility Plan →
Business Website
Stair lifts & More
for the San Francisco, Berkeley, Oakland & Alameda, CA

Cost-effective solution that increases the speed of SEO rankings, website traffic, local customer leads, location requests, and sales calls.

Centrally-managed to ensure that updates will be instantaneously deployed across all pages within minutes, with no website integration required.

Reporting dashboard displays metrics that matter, including where your customers are, and how they are searching for your business and products.

PERFORMANCE IS DRIVING RESELLER GROWTH IN MULTIPLE MARKETS

*99% of web searchers don't click beyond PAGE ONE of Google when searching.


22.64%
(Pos 10+)
57.99%
(Pos 1-3)
19.37%
(Pos 4-10)

Locafy positions 1-10 on PAGE 1

77.36%

More than 77% of Locafy's indexed **Pages Appear on Page One of Search.**

Source SERP data based on sample of 56,573 pages deployed between 1st July 2021 and 30th June 2022, *https://www.sistrix.com/blog/why-almost-everything-you-knew-about-google-ctr-is-no-longer-valid/

THE LONGER LOCAFY PROXIMITY NETWORK RUNS, THE BETTER IT PERFORMS AT INCREASING PAGE RANKINGS

57%+ of Locafy's indexed Proximity Network pages appear in Top 3 positions for the **keywords** they are select in the **locations** they are targeting.



Search Engine Results Page Avg Rank
6.79
5.92
5.73
5.87
5.72
4.46
5.15
3.40
2.63
1.05
1
2
3
4
5
6
7
8
9
10
Cohort (Months)

The Top 3 search positions drive **61%** of all organic traffic.

Source SERP (Search Engine Results Page) data based on sample of 1,190 pages deployed between 24th May 2021 and 26th June 2022

PREMIUM PRODUCT
PROXIMITY BOOSTER

"Proximity Booster" bundles the best bits of the Locafy search, offering an all-in-one scalable local search solution for businesses.

Including:

- Proximity Network + keywords/locations
- Listings management
- Business profile optimization
- Boosting signaling in immediate vicinity

Increases the reach radius of neighborhoods in the vicinity of local business, which increases Local Pack prominence.

Delivers real time data on how the business is performing in Local Pack results for "relevant search terms" in their surrounding suburbs.


Trinity College
Melbourne University Sport
Cinema Nova
Melbourne Central
Parliament
Flagstaff

Fast deployment and domain management with no integration or changes required to business' websites.

OUR PEOPLE

Collin Visaggio
Independent Chairman



Ranko Matic
Non-Executive Director



Gavin Burnett
Chief Executive Officer



Melvin Tan
Chief Financial Officer



The Locafy team has considerable **industry experience** and **listed company expertise**.

Board and management are also significant **shareholders** in the business

David Penner
Chief Technology Officer



Michael Watkins
Chief Operating Officer



Sara Harris
Head of People & Culture



Nathan Ruff
Chief Marketing Officer



COMPETITIVE LANDSCAPE

	Automated SEO Technology	Enterprise	Digital Agencies Average 10- 100s of SMB clients	Freelancers Average 2-12 SMB clients
Set up time	Minutes	Weeks/months	Weeks/Months	Weeks/months
Set up Costs	$0	$0-thousands	$2,000-$20,000	$2,000-$10,000
Monthly Costs	$375/Month	$500/Month	$1000+/Month	$1000+/Month
Time for Effect	Within 30 days	6 + Months	9-12 Months	9-12 Months+

https://www.searchitlocal.com.au/seo-pricing-guide/

RESELLER GROWTH DELIVERS REVENUE GROWTH THROUGH A NETWORK EFFECT



Total Resellers
32
35
46
51
63
74
80
86
102
114
127
135
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22

Source sales data based on deals closed won up to and including 30th June 2022

RESELLER GROWTH DELIVERS REVENUE GROWTH THROUGH A MULTIPLIER EFFECT

A single, small digital agency can rapidly grow to deliver **thousands of dollars** a month in monthly recurring revenue from their **existing clients.**

The Reseller Channel creates the multiplier effect of **"one to many"**.


MONTH 1
MONTH 2
MONTH 3
MONTH 4
MONTH 5
MONTH 6
MONTH 7
MONTH 8
MONTH 9
$225 $225 $225 $225 $225 $225 $225 $225 $225
$225 $225 $225 $225 $225 $225 $225 $225 $225
$225 $225 $225 $225 $225 $225 $225 $225 $225
$225 $225 $225 $225 $225 $225 $225 $225
$732 $732 $732 $732 $732 $732 $732 $732
$225 $225 $225 $225 $225 $225
$225 $225 $225 $225 $225 $225
$225 $225 $225 $225 $225
$225 $225 $225 $225 $225
$732 $732 $732 $732 $732
$225 $225 $225 $225 $225
$225 $225 $225 $225 $225
$225 $225 $225 $225 $225
$225 $225 $225 $225 $225
$732 $732 $732 $732 $732
$225 $225 $225 $225 $225
$225 $225 $225 $225 $225
$435 $435 $435 $435
$435 $435 $435 $435
$225
$225

Source sales data based on deals closed won between 4th November 2021 and 8th July 2022 for single existing reseller ($ in AUD)

REVENUE GROWTH IS BEING ACHIEVED THROUGH THE NETWORK EFFECT


Revenue Growth (4 years)
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$1,710,612
$1,984,362
$2,191,425
$4,222,689
FY 2019
FY 2020
FY 2021
FY 2022*

*Unaudited

FINANCIAL SNAPSHOT

The Locafy team is striving to achieve profitability in FY 2023 through a combination of **cost management,** profitable **organic growth** and profit accretive **acquisitions**

Revenue Growth

92%

FY22 unaudited vs FY21 audited

MRR - Monthly Recurring Rev

110%

July 22 estimated vs FY21 actual

Gross Profit

81%

FY22 unaudited vs FY21 audited

Total Partners

421%

135 as at June 30 2022

CAGR 2019 - 2022

35%

135 active from July 2022

MRR for 1st Month of 2023 FY

$500k

Based on current projections

INNOVATION AND TENACITY IS KEEPING LOCAFY AHEAD OF THE COMPETITION

Enterprise Scalable API

AI Predictive Learning Engine

Location Based Directory Solution

Automated Data Driven Video Production

Q1 – Sep 2022

Proximity Web Application Release
-allowing self management for Resellers

API integration for 3rd party resellers and data partners
- Direct data feed automation
- Providing enmasse data/client sign ups

Q2 - Dec 2022

Full White Labelling functionality
-Allows 3rd party to white label/add to product offering to client base at scale.

AI based predictive learning and recommendation engine
- analyse and evaluate Proximity Network data and improve performance in real time.

Q3 – Mar 2023

Proximity directory
-Leverage proximity search in a directory structure

Local Site Landing pages
- increasing capability of Proximity network landing pages and ranking.
- Adding in product catalogue and E-commerce capabilities,

Q4 – June 2023

Data Driven video production
-Offer a video offering to customers to increase local search presence and drive more conversions.

- Automatically generate videos from Locafy data with minimal customer involvement and interactions.

INVESTMENT HIGHLIGHTS

- US 700b + Global Search Market
- Patented Technology automating a labour intensive industry
- Products delivering unprecedented results for less time and cost vs incumbent service offering
- Strong Revenue growth 92% YoY
- Rapidly growing distribution channels up 421% in FY 2022
- Experienced management team with private and public industry and company track records


Welcome to Proximity Network

THANK YOU


Locafy
Locafy
acer

For any investor related queries please contact

Elliott Rowton
Investor Relations Manager